                                                              CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                           Pursuant to Rule 13a-16 or
                                   15d-16 of
                      the Securities Exchange Act of 1933



                           For the month of March 2005




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)



                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                    --------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No           X
                   -------                             -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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          This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE
                                    ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               BANCOLOMBIA S.A.
                                                 (Registrant)



Date: March 17, 2005                    By /s/ JAIME ALBERTO VELASQUEZ B
                                           ------------------------------------
                                               Name: Jaime Alberto Velasquez B.
                                               Title: Vice President of Finance

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[BANCOLOMBIA LOGO]


                        BANCOLOMBIA CONFIRMS INFORMATION
                       ON FIRST QUARTER DIVIDEND PAYMENT


Medellin, COLOMBIA. March 17, 2005

In accordance with the information disclosed by Bancolombia on March 15, 2005 and filed on Form 6-K on that date, Bancolombia reiterates that the Board of Directors of the Bank decided to modify the proposition for the distribution of profits that will be presented to the General Shareholder's Meeting that will take place on March 28, 2005, with the purpose of facilitating the payment of dividends corresponding to the first calendar quarter; the record date for these dividends will be March 28, 2005 and they will be payable after April 12, not March 31, as contemplated in the initial proposal that was announced on February 18, 2005. The payment amounts, other record dates and other payment dates have not been modified. The first dividend payment has not been cancelled.



--------------------------------------------------------------------------------
CONTACTS
Jaime A. Velasquez        Mauricio Botero       Fax: (574) 2317208
Financial VP              IR Manager            www.bancolombia.com
Tel.: (574) 5108666       Tel.: (574) 5108866   investorrelations@bancolombia.co